

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Mr. Liron Carmel
Chief Executive Officer and Director
Zaxis International Inc.
42 Ben Zvi Street
Ramat Gan, Israel

   Re: Zaxis International Inc.
     Preliminary Information Statement on Schedule 14C
     Filed January 15, 2015
     File No. 0-15746

Dear Mr. Carmel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Elizabeth C. Walsh for

           Mara Ransom
           Assistant Director

cc: Richard Rubin